Exhibit 99.1

Media Statement

26 March 2006

RANDGOLD & EXPLORATION CEO CLARIFIES SOLVENCY ISSUE

Randgold & Exploration Company Limited (R&E) CEO, Peter Gray, confirmed last night that the company is solvent. He said that a financial report due to be released on Friday (31 March 2006) would confirm this.

He was responding to media reports that forensic accountants, Umbono Financial Advisory Services (“Umbono”), had claimed that the company was “fatally wounded” and “cannot be turned around”.

John Louw, CEO of Umbono, said he was disturbed that the confidential preliminary forensic reports provided to the company had been leaked. “Our comments about the state of the company related to the sheer scale of the frauds and the impact on the company’s reputation, not to its solvency”, said Louw.

Gray said that corrective action by the directors, including the identification of claims and recoverable assets amounting to almost R1 billion, had strengthened the company’s balance sheet. Some of these recoveries had already taken place.

Gray said he was distressed that the preliminary forensic report had been leaked to the media: “We have to ask ourselves who thought they could benefit from the leak. It may be that this is an attempt to deflect attention or to put pressure on the directors to change course.”

Gray pledged that the directors would not be deterred from the strategy they had been pursuing for the past few months, namely recovering company assets that had been misappropriated or for which appropriate service or value had not been delivered.

“This process will not be influenced by publicity, personalities or intrigue. I must caution, however, that the conclusions of the preliminary forensic reports were not tested and some have been overtaken by events. We received the final report of the forensic accountants only today and it will be considered by the board in the next few days,” he said.

Note to Editors:

R&E spokesperson Brian Gibson was quoted in the Sunday Times as confirming that the company was “undoubtedly insolvent”. In fact Gibson told the Sunday Times (twice) that the company was “solvent”. This is consistent with statements he has made to other media in recent months.

Gibson was further quoted as saying that the company “would indeed recover the money” (implying that R&E would seek to recover money from parties listed in the article, including the Kebble estate).

In fact, Gibson said: “The company will indeed seek to recover any money that had been misappropriated or was owed to it”.

MEDIA STATEMENT ISSUED ON BEHALF OF RANDGOLD & EXPLORATION COMPANY LIMITED BY BRIAN GISBON (011 880 1510 OR 083 253 5988)